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                               November 15, 2022

       Grigorios Siokas
       Chief Executive Officer
       Cosmos Holdings Inc.
       141 West Jackson Blvd, Suite 4236
       Chicago, IL 60604

                                                        Re: Cosmos Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed on November
7, 2022
                                                            File No. 333-267550

       Dear Grigorios Siokas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-3

       General

   1. Please file a legal opinion that covers the $50 million in common stock, preferred stock, warrants, units and
subscription rights being registered as part of the shelf transaction pursuant to the base
prospectus. Also file a legal opinion that covers the $50 million in common stock being
registered as part of the Sales Agreement transaction pursuant to the
                                                        Sales Agreement
prospectus.
   2. Revise the filing fee table to cover the $50 million in securities being offered in the shelf offering and the $50
million in securities being offered in the Sales Agreement offering.

   3. Revise your filing, including on pages 1 and S-1, to clarify, if true, that the 21,297,788
 Grigorios Siokas
Cosmos Holdings Inc.
November 15, 2022
Page 2
         shares of common stock that you anticipate offering in the near-term are being offered pursuant to the Sales Agreement.
       Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameGrigorios Siokas                           Sincerely,
Comapany NameCosmos Holdings Inc.
                                                             Division of
Corporation Finance
November 15, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName